April 8, 2004

Clair E. Pagnano, Esq.
Kirkpatrick & Lockhart, L.L.P.
75 State Street
Boston, Massachusetts 02109

Re:	Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund
	File Nos. 333-113177 and 811-21519

Dear Ms. Pagnano:

	We have reviewed the registration statement on Form N-2 for the
Eaton Vance Tax-Advantaged Global Dividend Opportunities Fund ("Fund") filed with the Commission on March 1, 2004. Based upon Securities Act Release No. 6510 and the representations contained in your letter of February 27, 2004, we conducted a selective review of the registration statement. We have the following comments.
Please
note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

Prospectus

General

1. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any further pre-effective amendments.

2. Please inform the staff of the information the Fund proposes to omit from the final pre-effective amendment pursuant to Rule 430A under the Securities Act.

3. Please do not use capital letters only for large blocks of text;
use lower case letters where normally appropriate. See Rule 421 under the Securities Act.

Cover

	Since the Fund`s underwriters will receive an over-allotment option, please present maximum-minimum information in the price table or in a note thereto. See Item 1.1.g of Form N-2.



	Since the underwriters will receive additional compensation from the adviser, please disclose the amount of consideration paid by the adviser to the underwriters in the second column of the price table, and provide a brief description of the arrangement in a footnote. See Instruction 2 to Item 1.1.g. of Form N-2.

	If an underwriter is also the shareholder servicing agent, include in the table all consideration paid to the underwriter under the shareholder servicing agreement.

	Please confirm that the pricing table and explanatory disclosure will be located on the outside front cover of the prospectus. See
Item 1.1.g. of Form N-2.

	Please define "real" as used in the term "real after-tax total return."

	The disclosure indicates that returns earned by common shareholders who purchase shares in this offering and sell them below net asset value "will be reduced." Please revise this disclosure to state affirmatively that shareholders who purchase in the initial public offering of the Fund`s are subjected to the risk of the Fund trading at a discount. See Item 1.i. of Form N-2

	Please disclose that interest rates are now at or near historical lows. Also disclose the impact of rising interest rates on the value of the Fund`s holdings, and the risks of employing leverage in a time of rising interest rates.

Investment Objectives and Policies

	Please disclose in this section whether the Fund`s policy of investing at least 80% of its total managed assets in dividend-paying common and preferred stocks eligible to pay tax-advantaged
dividends
is non-fundamental, and, if so, that it may be changed without shareholder approval, but that shareholders will be given at least 60 days notice of any such change.

	Please disclose that the lowest grade of investment-grade securities have speculative characteristics.

	Please define the term "hard assets" as it is used in this section of the disclosure.

	Please state the extent to which the Fund will invest in the securities of issuers in any single industry.

	Please disclose the Fund`s anticipated normal percentages of assets invested in domestic and foreign securities.




	Please disclose and describe the "other market sectors" in which the Fund will invest in the event of a change in market conditions.
Also describe the risks of investing in the other market sectors.

	The disclosure indicates the Fund may leverage through borrowing, yet the fee table contains no information regarding the costs of any such borrowing. Please clarify whether the Fund will use debt for leverage. In the event the Fund intends to use debt for leverage, include the expenses associated with interest payments on the borrowed funds in the fee table. Also, disclose the maximum percentage of total assets the Fund will borrow.

	Please disclose that the provisions of the Internal Revenue Code applicable to tax-advantaged dividends are new, largely uninterpreted, and subject to change with retroactive effect.

	Please advise us supplementally whether the Fund will concentrate its assets in a group of industries (sector).

	Please disclose any limitations on the extent to which the Fund may invest in junk securities.

	Please clarify that in addition to investing in stocks that pay tax-advantaged dividends, the Fund may also invest up to 20% of its assets in securities generating fully taxable ordinary income.

	Since the Fund will not invest more than 15% in illiquid securities, please delete the disclosure stating the ability of closed-end funds to invest in illiquid securities is greater than that of open-end funds.

Leverage

	Please advise us supplementally whether any decision by the advisor to leverage must be approved by the Board.

Effects of Leverage

	In the prospectus summary, please disclose specifically that preferred shareholders do not pay advisory fees, and that common shareholders bear the share of the advisory fee derived from the assets purchased with the proceeds of the preferred offering.

	Supplementally, please advise us how the Fund and adviser calculate "total assets" for the purpose of calculating the advisory fee. Specifically, with respect to derivatives, are notional amounts, or actual dollars invested, used?

Sector Risk

	Please disclose here the risks attendant with investing in the natural resources and energy sectors. Also, please disclose the risk of inflation to the real estate and natural resources sectors.

Derivatives Risk

	Please disclose here or in the Objectives and Policies section the percentage of Fund assets to be invested in derivatives.

Summary of Fund Expenses

	Since the Fund plans to issue preferred shares, please include the costs of that offering, currently found in footnote 2, in the appropriate line item of the fee table.

	Please insert the word "Less" at the beginning of the fee table line item "Fee and expense reimbursements (years 1-5)."

	Please file the expense reimbursement contract referenced in footnote 5 to the fee table as an exhibit to a pre-effective amendment to the registration statement.

	In footnote 6 of the fee table, the terms "total assets,"
"gross
assets," and "net assets" appear to have the same meaning. Please clarify.

	Does the Fund`s adviser have the ability to recoup fee and expense reimbursements from the Fund? If so, please disclose the material terms of the adviser`s right to recoup. Please note that we may have further comments after reviewing any such disclosure.

The Adviser

	Please disclose in this section the material terms of the fee waiver/reimbursement agreement between the adviser and the Fund.

Statement of Additional Information

Investment Restrictions

	Please separate the disclosure of the Fund`s concentration policy from the remainder of paragraph (8) of this section.




Approval of Investment Advisory Agreement
	This disclosure does not contain a reasonably detailed discussion of the material factors that formed the basis for the board of directors approving the investment advisory contract. Please include this information in the disclosure. See
Instruction
to Item 18.13 of Form N-2.
	Please advise us supplementally whether the Board, in approving the investment advisory contract, considered the effective advisory fee rate paid by the common shareholders in the event the Fund offers preferred shares, or merely the contractual fee rate; and the adviser`s Additional Compensation Agreement with qualifying underwriters. Also, please advise whether the NASD has passed on the terms of the underwriting agreement.
	Please respond to this letter in the form of a pre-effective amendment filed under Rule 472 of the Securities Act. Any questions you may have regarding the filing or this letter may be directed to me at 202.942.0686.


							Sincerely,


							Vincent J. Di Stefano
							Senior Counsel





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